September 30, 2013

VIA EDGAR AND FEDERAL EXPRESS

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Re:           URS Corporation
Form 10-K for the period ended December 28, 2012
Filed February 26, 2013
File No. 1-7567

Dear Mr. O’Brien:

We are providing to the staff of the SEC’s Division of Corporation Finance (the “Staff”) the responses of URS Corporation (the “URS” or “we”) to your letter dated September 16, 2013, relating to URS’ Form 10-K for the year ended December 28, 2012.  For your convenience, we have reproduced your comments in italics below.

Form 10-K for the year ended December 28, 2012

General

1.
On pages 3, 35 and 67 of your Form 10-K, you refer to your operations in the Middle East, a region that can be understood to include Sudan and Syria.  Additionally, on pages 12, 19 and 28 of the schedules in Exhibit 4.1 to your Form 10-Q filed 5/12/2010, you refer to your subsidiary Washington Group Latin America; we note that Latin America is a region that can be understood to include Cuba.  We are aware of a December 2011 news report indicating that your subsidiary Scott Wilson at that time had consultants in countries including Sudan.  We also are aware of an April 2010 news report describing Scott Wilson’s marine infrastructure project at Lattakia, Syria.  Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts venture partners or other direct or indirect arrangements.  Your response should describe any services, products, information or technology you have provided to or received from Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

URS Corporation - Response #1

URS Corporation conducts business in compliance with all U.S. export control and economic sanctions laws and maintains extensive policies and procedures to ensure that its employees adhere to all legal obligations.  Therefore, we have had very limited business exposure to Sudan, Syria or the Republic of Cuba (the “Sanctioned Countries”).

On September 10, 2010, URS acquired Scott Wilson Group plc (“Scott Wilson”) a publicly-listed international provider of professional engineering and related consulting services based in the United Kingdom.  At the time of URS Corporation’s 2010 acquisition, certain of Scott Wilson’s non-U.S. subsidiaries had agreements to provide professional engineering and related consulting services for projects located in Sudan and Syria, including the projects referenced in Question #1.  Upon completion of the Scott Wilson acquisition, URS established additional internal policies to ensure that Scott Wilson’s non-U.S. subsidiaries complied with U.S. export control and economic sanctions law for any existing contracts and also restricted Scott Wilson’s non-U.S. subsidiaries from entering into new business activities in these countries.  In addition, we do not conduct business with the Republic of Cuba in contravention of the Cuban Assets Control Regulations, 31 C.F.R. 515.

2.
Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

URS Corporation - Response #2

As represented by the following table, URS’ revenues in the Sanctioned Countries are not “material.”  In addition, we are not aware of any “material” assets or liabilities in the Sanctioned Countries.  Therefore, URS believes that reasonable investors would likely conclude that our business activity in the Sanctioned Countries is not “material.”

	Fiscal Year 2010	Fiscal Year 2011	Fiscal Year 2012	Fiscal Year 2013
URS Corporation Total Revenues	$9,177,100,000	$9,545,000,000	$10,972,500,000
Sanctioned Countries Revenues	$508,538	$805,289	$162,610	$0
Percent of Total Revenues	0.0055%	0.0084%	0.0015%	0.0%

In addition, the revenues in the above table were the result of business pursuits commenced by Scott Wilson before it was acquired by URS.  Upon the Scott Wilson acquisition, URS instituted internal policies to ensure that Scott Wilson’s agreements complied with U.S. export control and economic sanctions laws and restricted Scott Wilson’s non-U.S. subsidiaries from entering into new business activities in these countries in the future.  Given that all of URS’ business activities in the Sanctioned Countries during this period were attributable to agreements of an acquired foreign company, that URS has no current revenues or business activity in the Sanctioned Countries and that URS complies with all U.S. export control and economic sanctions laws, we do not believe that a reasonable investor would likely conclude that any of URS’ historic business activities in the Sanctioned Countries could significantly impact its reputation or share value.

3.
We note a reference on your website to the Karun River Basin Management Plan (“KRBMP”) in Iran.  We are aware of a July 2011 report identifying your subsidiary Scott Wilson Group (“Scott Wilson”) as involved in the KRBMP project, and the project as a collaboration between Iranian state-owned Ministry of Energy and Khuzestan Water and Power Authority.  Please tell us whether Scott Wilson’s involvement in the KRBMP project is ongoing, and whether it continued into, and beyond, fiscal 2012.

URS Corporation - Response #3

URS has no reported revenues from and has provided no professional services to Iran from fiscal year 2010 until the present.  The professional services provided by Scott Wilson related to the Karun River Basin Management Plan project ceased before URS Corporation acquired Scott Wilson on September 10, 2010.

If you have any additional questions, please feel free to call me at (415) 774-2752.

Very truly yours,

/s/ Reed N. Brimhall
Reed N. Brimhall
Vice President and Chief Accounting Officer
URS Corporation

cc:
Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728